UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 1)*

InfoLogix, Inc.

(Name of issuer)

Common Stock, par value $0.00001 per share

(Title of class of securities)

45668X 10 5

(CUSIP number)

Hercules Technology I, LLC

400 Hamilton Avenue, Suite 310

Palo Alto, CA 94301

(Name, address and telephone number of person authorized to receive notices and communications)

June 7, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 45668X 10 5
(1)	Name of reporting persons: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hercules Technology I, LLC (I.R.S. Identification No. 27-052185)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds* OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares of Common Stock
	(8)	Shared voting power 2,479,280 shares of Common Stock
	(9)	Sole dispositive power 0 shares of Common Stock
	(10)	Shared dispositive power 2,479,280 shares of Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 2,479,280 shares of Common Stock
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 66.4%
(14)	Type of reporting person OO

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CUSIP No. 45668X 10 5
(1)	Name of reporting persons: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hercules Technology Growth Capital, Inc. (I.R.S. Identification No. 74-3113410)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds* OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Maryland
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 7,546 shares of Common Stock
	(8)	Shared voting power 2,479,280 shares of Common Stock
	(9)	Sole dispositive power 7,546 shares of Common Stock
	(10)	Shared dispositive power 2,479,280 shares of Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 2,486,826 shares of Common Stock
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 66.4%
(14)	Type of reporting person CO

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CUSIP No. 45668X 10 5

Item 1.	SECURITY AND ISSUER.

This Amendment No. 1. (“Amendment No. 1”) to the Statement on Schedule 13D, originally filed on November 30, 2009 (the “Statement”) amends Items 4, 5, 6 and 7 of the Statement. Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings ascribed to them in the Statement.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 as set forth in the Statement is amended to add the following paragraphs following the section titled “A/R Loan Agreement”:

Amendment to Loan Agreement

On April 6, 2010, the Company and its subsidiaries and Hercules entered into Amendment No. 2 (“A/R Amendment No. 2”) to the A/R Loan Agreement (as amended, the “Loan Agreement”). Pursuant to A/R Amendment No. 2, Hercules funded a term loan in an original principal amount of $1.35 million (“Term Loan C”). Term Loan C may be converted into shares of the Company’s Common Stock at a price of $3.276 per share at any time at Hercules’ option.

A/R Amendment No. 2 also amends the Loan Agreement so that Hercules now has the option, in its sole discretion, to require any and all interest on Term Loan B to be paid in cash, in kind or in shares of Common Stock. The number of shares into which accrued interest will be converted will be determined based on the Adjusted 60-Day Average Price (as such term is defined in A/R Amendment No. 2) of the Common Stock on the date of Hercules’ election to convert the interest into shares.

A/R Amendment No. 2 also amends the default interest payment options under the Loan Agreement. Whereas prior to A/R Amendment No. 2, default rate interest was payable in cash or in kind by adding the accrued interest to the outstanding principal amount, pursuant to A/R Amendment No. 2, Hercules now has the option to elect to have default rate interest paid in cash, in kind or in shares of the Common Stock. If Hercules elects to have default rate interest paid in shares of Common Stock, the number of shares into which such accrued default rate interest will be converted will be determined based on the Adjusted 60-Day Average Price (as such term is defined in A/R Amendment No. 2) on the date of Hercules’ election to convert the interest into shares.

The foregoing summary of the transactions contemplated by A/R Amendment No. 2 is qualified in its entirety by reference to the copy of A/R Amendment No. 2 in Exhibit 2 to this Amendment No. 1 and incorporated herein in its entirety by reference.

Market Sales

On January 4, 2010, the Company announced a 1 for 25 reverse stock split resulting in the Replacement Warrant Shares being reduced to 100,000 shares of Common Stock. On March 1, 2010, Hercules exercised the Replacement Warrant via a net issuance and received 7,546 shares of Common Stock. From June 1, 2010 to June 7, 2010 Hercules disposed of 885,458 shares of Common Stock as follows:

Date	Shares Sold	Price

6/1/10	200,000	$5.41
6/2/10	155,000	$4.70
6/3/10	145,000	$4.34
6/4/10	355,000	$4.47
6/7/10	30,458	$4.27

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CUSIP No. 45668X 10 5

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 as set forth in the Statement is amended and restated in its entirety as follows:

The following information is provided as of July 7, 2010:

Hercules is the beneficial owner of, and has sole voting and dispositive power with respect to 7,546 shares of Common Stock and is the beneficial owner of and has shared voting and dispositive power with respect to, 1,806,332 shares of Common Stock owned by HTI and 672,948 shares of Common Stock issuable upon exercise of the Warrant owned by HTI.

HTI is the beneficial owner of, and has shared voting and dispositive power with respect to, 1,806,332 shares of Common Stock and 672,948 shares of Common Stock issuable upon exercise of the Warrant.

Mr. Henriquez does not beneficially own any shares of Common Stock.

Mr. Badavas does not beneficially own any shares of Common Stock.

Mr. Chow does not beneficially own any shares of Common Stock.

Mr. Woodward does not beneficially own any shares of Common Stock.

Mr. Bhaumik does not beneficially own any shares of Common Stock.

Mr. Harvey does not beneficially own any shares of Common Stock.

Mr. Lund does not beneficially own any shares of Common Stock.

Mr. Shah does not beneficially own any shares of Common Stock.

Mr. Denomme does not beneficially own any shares of Common Stock.

Mr. Gable does not beneficially own any shares of Common Stock.

(a) Number of shares and percent of Common Stock beneficially owned as of, July 7, 2010, by each of the Reporting Persons and the other persons listed on Schedule A hereto:

Number of Shares of Common Stock:

Hercules	2,486,826
HTI	2,479,280
Mr. Henriquez	0
Mr. Badavas	0
Mr. Chow	0
Mr. Woodward	0
Mr. Bhaumik	0
Mr. Harvey	0
Mr. Lund	0
Mr. Shah	0
Mr. Denomme	0
Mr. Gable	0

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CUSIP No. 45668X 10 5

Percent of Common Stock:

Hercules	66.4%
HTI	66.4%
Mr. Henriquez	0
Mr. Badavas	0
Mr. Chow	0
Mr. Woodward	0
Mr. Bhaumik	0
Mr. Harvey	0
Mr. Lund	0
Mr. Shah	0
Mr. Denomme	0
Mr. Gable	0

(b) Number of shares of Common Stock beneficially owned as of July 7, 2010 as to which the Reporting Persons and each of the other persons listed on Schedule A hereto have:

(i)	sole power to vote or direct the vote:

Person	Number of Shares
Hercules	7,546
HTI	0
Mr. Henriquez	0
Mr. Badavas	0
Mr. Chow	0
Mr. Woodward	0
Mr. Bhaumik	0
Mr. Harvey	0
Mr. Lund	0
Mr. Shah	0
Mr. Denomme	0
Mr. Gable	0

(ii)	shared power to vote or direct the vote:

Person	Number of Shares
Hercules	2,479,280
HTI	2,479,280
Mr. Henriquez	0
Mr. Badavas	0
Mr. Chow	0
Mr. Woodward	0
Mr. Bhaumik	0
Mr. Harvey	0
Mr. Lund	0
Mr. Shah	0
Mr. Denomme	0
Mr. Gable	0

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CUSIP No. 45668X 10 5

(iii)	sole power to dispose or to direct the disposition of:

Person	Number of Shares
Hercules	7,546
HTI	0
Mr. Henriquez	0
Mr. Badavas	0
Mr. Chow	0
Mr. Woodward	0
Mr. Bhaumik	0
Mr. Harvey	0
Mr. Lund	0
Mr. Shah	0
Mr. Denomme	0
Mr. Gable	0

(iv)	shared power to dispose of or to direct the disposition of:

Person	Number of Shares
Hercules	2,479,280
HTI	2,479,280
Mr. Henriquez	0
Mr. Badavas	0
Mr. Chow	0
Mr. Woodward	0
Mr. Bhaumik	0
Mr. Harvey	0
Mr. Lund	0
Mr. Shah	0
Mr. Denomme	0
Mr. Gable	0

(c) Neither HTI, nor, to the knowledge of HTI, any of the individuals or entities named in Schedule A to this Schedule 13D, has effected any transaction in Common Stock during the past 60 days, except as disclosed herein.

(d) and (e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The final paragraph of Item 6 as set forth in the Statement is replaced in its entirety as follows:

Concurrently with the execution of A/R Amendment No. 2, the Company and Hercules entered into a Registration Rights Agreement (the “Tertiary Registration Rights Agreement”) whereby the Company agreed to file by May 31, 2010 a shelf registration statement with the SEC covering the resale of the shares of Common Stock that may be issued to Hercules upon the conversion of Term Loan C or in payment of default rate interest with respect to the Revolving Loan, Term Loan A, Term Loan C and the Equipment Loan (as each such term is defined in the Loan Agreement). The Company is obligated to maintain the effectiveness of the registration statement from its effective date through and until the earlier of (a) the sale of all the shares of Common Stock covered by the Tertiary Registration Rights Agreement or (b) Hercules together with any of its affiliates owning

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CUSIP No. 45668X 10 5

less than 10% of the issued and outstanding shares of Common Stock and the shares of Common Stock covered by the Tertiary Registration Rights Agreement may be sold free of any restrictions pursuant to Rule 144 of the Securities Act. The Company also has granted to Hercules piggyback registration rights for any shares of Common Stock covered by the Tertiary Registration Rights Agreement not covered by the registration statement or sold under Rule 144 of the Securities Act, subject to standard underwriting cutbacks. The Tertiary Registration Rights Agreement also contains standard indemnification provisions on the part of the Company and Hercules. On June 28, 2010, the Company and Hercules agreed to extend the date by which the Company would file a shelf registration statement in connection with the Tertiary Registration Rights Agreement to August 31, 2010.

The foregoing summary of the transactions contemplated by the Tertiary Registration Rights Agreement is qualified in its entirety by reference to the copy of the Tertiary Registration Rights Agreement in Exhibit 3 to this Amendment No. 1 and incorporated herein in its entirety by reference.

In addition, please see the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following additional materials are filed as Exhibits to this Amendment No. 1:

Exhibit 1	Joint Filing Agreement, dated as of July 7, 2010, among the Reporting Persons.

Exhibit 2

Amendment No. 2, dated as of April 6, 2010, to the Amended and Restated Loan and Security Agreement, dated as of November 20, 2009, as amended, by and among InfoLogix, Inc., InfoLogix Systems Corporation, Embedded Technologies, LLC, Opt Acquisition LLC, and InfoLogix — DDMS, Inc., and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 8, 2010 (File No. 001-33521)).

Exhibit 3

Registration Rights Agreement, dated as of April 6, 2010, by and between InfoLogix, Inc. and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 8, 2010 (File No. 001-33521)).

[The remainder of this page is intentionally left blank.]

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CUSIP No. 45668X 10 5

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2010

HERCULES TECHNOLOGY I, LLC

	By:	/S/ H. SCOTT HARVEY
	Name:	H. Scott Harvey
	Title:	Member

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

	By:	/S/ H. SCOTT HARVEY
	Name:	H. Scott Harvey
	Title:	Chief Legal Officer

Signature Page to Schedule 13D/A

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of July 7, 2010, among the Reporting Persons.

Exhibit 2

Amendment No. 2, dated as of April 6, 2010, to the Amended and Restated Loan and Security Agreement, dated as of November 20, 2009, as amended, by and among InfoLogix, Inc., InfoLogix Systems Corporation, Embedded Technologies, LLC, Opt Acquisition LLC, and InfoLogix — DDMS, Inc., and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 8, 2010 (File No. 001-33521)).

Exhibit 3

Registration Rights Agreement, dated as of April 6, 2010, by and between InfoLogix, Inc. and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 8, 2010 (File No. 001-33521)).